SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Time Warner Cable Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88732J207
(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, NY 10019
(212) 484-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88732J207

1	Name of Reporting Persons Identification Nos. of Above Persons (entities only) Time Warner Inc.
2	Check the Appropriate Box if a Member of a Group (a) ❒ (b) ❒
3	SEC Use Only
4	Source of Funds -N/A-
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☑
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares❒
13	Percent of Class Represented by Amount in Row (11) -N/A-
14	Type of Reporting Person HC, CO

Introductory Statement.

This Amendment No. 1 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Time Warner Cable Inc., a Delaware corporation (the “Issuer”), into which the Class A Common Stock and the Class B Common Stock previously held by Time Warner Inc., a Delaware corporation (the “Reporting Person”), were automatically converted pursuant to the Recapitalization.  This Amendment amends a statement on Schedule 13D relating to the Class A Common Stock filed on March 4, 2009, by the Reporting Person and by Warner Communications Inc., a Delaware corporation and a wholly-owned subsidiary of the Reporting Person (the “Schedule 13D”).  Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

This Amendment is filed in connection with the disposition of the Common Stock previously held by the Reporting Person.  At 8:00 p.m. on March 12, 2009 (the “Distribution Record Date”), the Reporting Person disposed of the shares of Common Stock by transferring them to an account in the name of Computershare, as distribution agent for the benefit of the Eligible Holders. Computershare will hold such shares for the benefit of the Eligible Holders from the Distribution Record Date until March 27, 2009, at which time all of the shares of Common Stock previously held by the Reporting Person will be distributed to the Eligible Holders as a pro rata dividend.  After the Distribution Record Date, the Reporting Person does not beneficially own any shares of Common Stock, and following such date, will not consolidate the Issuer’s financial results for the purpose of its own financial reporting.

Item 5.   Interest in the Securities of the Issuer.

Item 5, with respect to the disclosure regarding the Reporting Person, is amended and restated with the following:

(a)     After the Distribution Record Date, the Reporting Person does not beneficially own any shares of Common Stock.

(b)     After the Distribution Record Date, the Reporting Person no longer has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, of any shares of Common Stock.

John K. Martin, Jr., Executive Vice President and Chief Financial Officer of the Reporting Person, does not own shares of Common Stock and the inclusion of ownership of shares of Class A Common Stock in the Schedule 13D was an inadvertent error.

(c)      Except for the consummation of the transactions contemplated in the Schedule 13D, to the best knowledge of the Reporting Person, none of the persons identified in response to Item 5(a) has entered into any transaction involving shares of Common Stock within the past 60 days.

(e)      After the Distribution Record Date, the Reporting Person ceased to be the beneficial owner of more than 5% of Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2009

TIME WARNER INC.

By:	/s/ Edward B. Ruggiero
	Name:	Edward B. Ruggiero
	Title:	Senior Vice President and Treasurer